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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number : 0-25214

                           NOTIFICATION OF LATE FILING

         (Check One)

[ ] Form 10-K and Form 10-KSB      [ ]  Form 20-F         []  Form 11-K
[X] Form 10-Q and Form QSB         [ ]  Form N-SAR

         For Period Ended: March 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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         Part I - Registrant Information

Full Name of Registrant: Kelley Oil & Gas Corporation

Former Name if applicable

Address of Principal Executive Office (street and number):

                                    601 Jefferson, Suite 1100

City, State and Zip Code:           Houston, Texas  77002


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         Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


         Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company has been involved in several previously-announced material transactions, including an asset sale, a tender offer for its outstanding subordinated convertible debt and the issuance of senior secured debt. All of these transactions closed on May 17, 1999. Management's involvement in and attention to these transactions made it impossible, without unreasonable effort and expense, to complete and file the Company's Form 10-Q for the quarterly period ended March 31, 1999 by May 17, 1999. The Company is filing its Form 10-Q for the quarterly period ended March 31, 1999 contemporaneously herewith.

         Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                  Rick G. Lester                 713/652-5200
                  (name)                         (area code) (telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of the transactions described above, the Company is filing in its Form 10-Q for the quarterly period ended March 31, 1999 audited financials, including a report by its independent auditors which does not include and expression of doubt as to the Company's ability to continue as a going concern.


         Kelley Oil & Gas Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 18, 1999

By: /s/ RICK G. LESTER
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    Rick G. Lester, Chief Financial Officer

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